SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER



                          INFODATA SYSTEMS INC.
              (Exact name of issuer as specified in charter)


                       12150 Monument Drive (Suite 400)
                          Fairfax, Virginia 22033
                   (Address of principal executive offices)


Issuer's telephone number, including area code   (703) 934-5205



                    CHANGE IN NUMBER OF SHARES OUTSTANDING


Indicate any change (increase or decrease) of five percent or more in the number of shares of outstanding:

1.  Title of security:   Common Stock, par value $.03 per share

2.  Number of shares outstanding before the change:   732,668

3.  Number of shares outstanding after the change:   854,779

4.  Effective date of change:   May 17, 1996

5.  Method of change: Specify method (such as merger, acquisition, exchange, distri-bution, stock split, reverse split, acquisition of stock for treasury, etc.) Common Stock dividend


         Give brief description of transaction: The one-for-six common stock dividend will be payable on May 17, 1996 to shareholders of record on April 17, 1996.
         Fractional shares will be paid in cash.



Date: March 25, 1996             HARRY KAPLOWITZ
                                 Harry Kaplowitz
                                 President


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